TSE:DOL NASDAQ:DYOLF

March 16, 2004

Dynamic Announces Update on Field Operations

DYNAMIC OIL & GAS, INC. (“Dynamic”) is pleased to update our current operations in central Alberta and northeastern British Columbia and report to shareholders on the following exploration and development initiatives for fiscal 2004:

Daily average production rates in the first week of March 2004 reached approximately 4,200 boe/day (“barrels of oil equivalent”, with six mcf of natural gas equating to one barrel of oil). This is an increase of approximately 700 boe/d or 20% over our December 2003 exit rate announced on January 20, 2004. The estimated increase is primarily from new gas on stream in the Cypress area of NE B.C., and includes new gas and enhanced oil production from St. Albert. Cypress production, which is being processed through third-party facilities on a reasonable-efforts basis, is subject to optimization of new wells, facilities and available capacity.

As stated in our February 23, 2004 news release, our 2004 budget is 80% development, facilities and pipelining, and 20% exploration. It includes an 18-well drilling program targeting four oil wells and 14 natural gas development and exploratory prospects. Of the 18 new wells to be drilled, nine are planned over three separate properties in northeastern British Columbia and the remaining nine on two properties in Alberta.

NE BRITISH COLUMBIA

Sikanni Area (Cypress, Chowade): At the January 14, 2004 British Columbia Government land sale, we acquired a 50% working interest in 2,828 gross acres of petroleum and natural gas rights for $4.6 million. This brings our total land holdings in the Sikanni area to 45,269 gross acres at a weighted average working interest of 35%. Farm-in lands earned by drilling, subject to a gross overriding royalty until payout, are included in the total.

Our seismic database at Cypress now contains in excess of 400 kms (250 mi) of 2-D data from which we have mapped multiple prospect fairways. To date, our seismic interpretation has identified multiple potential exploration and development locations.

In January 2004, we shot and processed 15 kms (9.3 mi) of propriety 2-D seismic at Chowade. This new data has resulted in several potential new drilling locations, the first of which will allow us to earn an undivided 60% interest in 2,670 gross acres of land currently owned by a major Canadian producer. The earning well, budgeted in 2004, will be drilled and operated 100% by Dynamic and is expected to test potential gas-bearing formations down to a depth of approximately 11,000 metres (6,900 feet).

To date in the Sikanni area, we have participated in drilling 10 exploration wells targeting multi-zone Triassic reservoirs on crown lands and two separate farm-in blocks. Seven of the wells are cased as new-pool natural gas discoveries, one is abandoned, one is cased and awaiting testing operations and one is currently drilling. Initial productivity on the first 5 discoveries, based on drill-stem and production testing, was estimated to be in excess of 20 million cubic feet of gas per day (Dynamic 50% before-payout). This estimate was determined as of January 1, 2003 by Sproule Associates

Limited, independent engineers in Calgary, Alberta. Sproule are presently finalizing their January 2004 reserves report that will include results from our 2003 drilling program.

Of six new wells budgeted for Cypress in 2004, three are development locations at 50% working interest and three are exploratory at 30%. One exploratory well at 100% working interest is budgeted for Chowade.

Current production from the Sikanni area is approximately 10 million cubic feet of gas per day (Dynamic 50%, net) from three wells. We intend to tie in one additional well next month to provide further production capacity. As announced previously, a feasibility study is underway to construct a 30 million cubic feet per day gas plant. We have now begun to purchase processing components and construction is expected to commence in the fourth quarter of 2004.

A 16 km (10 mi) pipeline north to Duke Energy's Sikanni gas plant has now been completed and contracts have been signed for one year of firm service at approximately 6.0 million cubic feet per day. Until our new gas plant can be built and phased in, sales gas volumes from Cypress will depend on third-party reasonable efforts and contracted firm-service capacity. Chowade gas will continue to move through third-party facilities.

Orion: We are nearing completion of a two-phase $1.7 million 3-D seismic program at Orion, the first 3-D program conducted on this acreage. The results of phase one are encouraging and we have decided to build a summer-accessible drilling location that is capable of handling two well-bores targeting multiple Slave Point and Bluesky prospects. Data from phase two will be available for analysis early next month. Two wells are budgeted in 2004 (Dynamic 100%), the first of which is expected to spud in late June.

Pipeline and processing capacity is presently available at Orion and we believe there is potential to establish multi-zone, long-life gas reserves. We have total land holdings in the area of 66,405 gross acres (46,642 net), at a weighted average working interest of approximately 70%. Approximately 59% of these lands are owned jointly by Dynamic (50%) and a large independent oil and gas company.

ALBERTA

St. Albert: As previously announced, a new well targeting oil in the south portion of the Leduc "B" pool was successfully completed up-hole in the Nisku formation in mid January. After being tied into our St. Albert gathering system, the well tested gas and associated liquids at 3.0 million cubic feet per day and 80 barrels per million, respectively. It is currently choked-back and producing at approximately one-third of the tested rate. A further Nisku re-completion in an existing well bore is presently undergoing production testing.

Our 2004 budget includes six new drilling events and four re-completions at St. Albert. Four of the wells will target new oil production and of those, two will specifically target attic oil in the Leduc (D3) formation. The other two wells will also target gas potential in the Ostracod and Belly River formations. All four wells have potential targets in the Nisku (D2) and Wabamun (D1) zones. The first Leduc oil test is scheduled to spud in late March. Other 2004 projects include upgrades to our field compression and water handling capabilities.

The timing for field activities is subject to spring-time, road-use restrictions and regulatory approvals. We are committed to a program of public consultation that began last year. Monthly meetings are being held with interested stakeholders in the community to discuss local issues and future development.

Wimborne: We have a 100% interest in 8,320 gross acres in the Wimborne area of central Alberta. We presently have one standing gas well and over 144 square kms (90 sq. mi) of high-resolution, 3-D seismic data. Detailed interpretation of the data over the past several months has resulted in multiple, new drill targets. We intend to partner with other operators in the area and have budget approval to participate in up to three new wells. Drilling is expected to begin in late June 2004. Plans are underway to connect our one standing gas well to existing third-party facilities.

Dynamic Oil & Gas, Inc. is a Canadian-based energy company engaged in the production and exploration of western Canada’s natural gas and oil reserves. We own working interests in producing and early-stage exploration properties located in southwestern and northeastern British Columbia and central Alberta.

Dynamic’s common shares trade on The Toronto Stock Exchange under the symbol “DOL” and on the NASDAQ under the symbol “DYOLF”.

On Behalf of the Board of Directors,

Wayne J. Babcock
President & CEO

"THE NASDAQ AND TORONTO STOCK EXCHANGES HAVE NOT REVIEWED NOR ACCEPTED RESPONSIBILITY FOR THE ACCURACY OF THIS RELEASE. SOME OF THE STATEMENTS IN THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD LOOKING STATEMENTS INCLUDE ALL PASSAGES CONTAINING VERBS SUCH AS 'AIMS, ANTICIPATES, BELIEVES, ESTIMATES, EXPECTS, HOPES, INTENDS, PLANS, PREDICTS, PROJECTS OR TARGETS' OR NOUNS CORRESPONDING TO SUCH VERBS. FORWARD-LOOKING STATEMENTS ALSO INCLUDE ANY OTHER PASSAGES THAT ARE PRIMARILY RELEVANT TO EXPECTED FUTURE EVENTS OR THAT CAN ONLY BE FULLY EVALUATED BY EVENTS THAT WILL OCCUR IN THE FUTURE. FORWARD LOOKING STATEMENTS IN THIS RELEASE INCLUDE, WITHOUT LIMITATION, THE EXTENT TO WHICH WE ARE ABLE TO ACCOMPLISH ALL PROJECTS INCLUDED IN OUR CAPITAL AND EXPLORATION EXPENSE BUDGET AND THE DEGREE OF THE RESULTING COMMERCIAL SUCCESS. FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, INCLUDING UNCERTAINTY OF CONTINUING AVAILABILITY TO THE COMPANY OF THIRD-PARTY PROCESSING CAPACITY FOR NATURAL GAS SALES VOLUMES FROM CYPRESS; THE COMPANY’S ABILITY TO OBTAIN ALL NECESSARY FUNDING TO FINANCE ITS FISCAL 2004 BUDGET; AND THE OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, LAST FILED ON MAY 20, 2003."

Dynamic Oil & Gas, Inc.     #230 – 10991 Shellbridge Way Richmond, British Columbia     Canada     V6X 3C6
Tel: 604/214-0550     Toll free: 1-800/663-8072     Fax: 604/214-0551     E-mail: infodynamic@dynamicoil.com     Website: www.dynamicoil.com